1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 16, 2018

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Alpine Ultra Short Municipal Income Fund (the “Fund”),

a series of Alpine Income Trust (the “Trust”)

Post-Effective Amendment No. 34 to Registration Statement on Form N-1A

Securities Act File No. 333-100289

Investment Company Act File No. 811-21210

Dear Ms. O’Neal-Johnson:

The Trust filed the Amendment on December 29, 2017. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Neesa Sood on February 13, 2018. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You asked the Trust to supplementally provide the completed fees and expenses table, example table and performance chart and table with respect to the Fund as they were not filled in for the 485(a) filing.

Response: Please find below the requested information:

Shareholder Fees (fees paid directly from your investment)	Class A	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	0.50%(1)	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee (as a percentage of amount redeemed within less than 30 days of purchase)	0.25%	0.25%

New York   Washington   Paris   London   Milan   Rome   Frankfurt   Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses	0.15%	0.15%
Total Annual Fund Operating Expenses	0.90%	0.65%
Fee Waivers and/or Expense Reimbursements(2)	0.20%	0.20%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.70%	0.45%

(1)	The 0.50% sales charge is waived on shares purchased through certain financial intermediaries that have entered into contractual agreements with the Fund’s Distributor, and for purchases of $250,000 or greater.

(2)	The Adviser has agreed contractually to waive and/or reimburse expenses of the Fund so that total annual fund operating expenses (including 12b-1 fees, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) do not exceed annually 0.70% of the average net assets of the Class A shares and 0.45% of the average net assets of the Institutional Class shares. This arrangement cannot be terminated prior to February 28, 2019 without the Board of Trustees’ consent. The Adviser may recapture amounts waived and/or reimbursed to a class if such recapture occurs within three years of the waiver and/or reimbursement and does not cause the total annual fund operating expenses of the Fund for any year to exceed the limits described above.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes:

•   You invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods

•   Your investment has a 5% return each year and the Fund’s operating expenses remain the same

•   You reinvest all distributions and dividends without a sales charge (if sales charges were included your costs would be higher)

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$121	$316	$526	$1,134
Institutional Class	$46	$188	$342	$791

Performance

The accompanying bar chart and table provide some indication of the risks of investing in the Fund. The bar chart shows changes in the Fund’s performance from year to year for Institutional Class shares. Both Institutional Class and Class A shares would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses. The Fund’s sales load is not reflected in the bar chart, if it were, returns would be less than those shown. The table following the bar chart compares the Fund’s performance over time with those of a broad measure of market performance and an index of funds with similar investment objectives. Unless otherwise stated, all index since inception returns reflect the inception date of the Institutional Class. The Adviser may voluntarily waive a portion of its fees from time to time. Investment performance reflects the waiver of certain fees. Without the voluntary waiver of fees, the Fund’s total return would have been lower. These voluntary waivers may be discontinued at any time, and are in addition to contractual waivers. The chart and table assume reinvestment of dividends and distributions. Past performance (before and after taxes) is not a prediction of future results. Updated performance information is available on the Fund’s website at www.alpinefunds.com or by calling 1-888-785-5578.

Alpine Ultra Short Municipal Income Fund

Total Returns as of 12/31 Each Year

Institutional Class

Best and Worst Quarter Results

During the periods shown in the Chart for the Fund

Best Quarter		Worst Quarter
1.12%	06/30/2008	0.03%	9/30/2013

Average Annual Total Returns (For the periods ending December 31, 2017)	1 Year	5 Years	10 Years	Since Inception Date	Inception Date
Alpine Ultra Short Municipal Income Fund - Institutional Class Return Before Taxes	0.93%	0.62%	1.38%	2.04%	12/6/2002
Return After Taxes on Distributions	0.94%	0.62%	1.37%	1.88%
Return After Taxes on Distributions and Sale of Fund Shares(1)	0.94%	0.62%	1.38%	1.87%
Alpine Ultra Short Municipal Income Fund – Class A	0.19%	0.27%	1.08%	1.56%	3/30/2004
Bloomberg Barclays Municipal Bond: 1 Year (1-2) Index (reflects no deduction for fees, expenses or taxes)	0.92%	0.64%	1.48%	1.80%
Lipper Short Municipal Debt Funds Average (2)	1.32%	0.56%	1.37%	1.65%

(1)	Returns after taxes on distributions and sale of fund shares are higher than returns before taxes for certain periods shown because they reflect the tax benefit of capital losses realized on the redemption of fund shares.
(2)	The Lipper Short Municipal Debt Funds Average reflects a return from December 31, 2002 to December 31, 2017.

The after-tax returns are shown only for Institutional Class shares, are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns for Class A shares will vary from returns shown for Institutional Class shares.

Comment No. 2: You asked the Trust to confirm that the expense caps with respect Fund will be in effect through February 28, 2019.

Response: The Trust confirms that the expense caps with respect to the Fund will be in place through February 28, 2019 and the disclosure will be updated accordingly in the 485(b) filing.

Comment No. 3: Please provide supplementally the percentage of the Fund that is invested in mortgage-backed securities and asset-backed securities.

Response: The Fund does not currently invest in mortgage-backed securities or asset-backed securities.

Comment No. 4: You asked the Trust to update the “Junk Bond Risk” disclosure to note that investments in junk bonds are “speculative.”

Response: We note that this risk is applicable only to Alpine High Yield Municipal Income Fund, as opposed to the Fund.

The Trust will add the requested disclosure as follows to the summary prospectus (underline added).

Junk Bond Risk — Junk bonds involve a greater risk of default or price changes due to changes in the credit quality of the issuer. The values of junk bonds fluctuate more than those of high-quality bonds in response to company, political, regulatory or economic developments. Values of junk bonds can decline significantly over short periods of time. Junk bonds are considered speculative, tend to be less liquid and are more difficult to value than higher grade securities.

The Trust will add the requested disclosure as follows to the statutory prospectus (underline added).

Junk Bonds Risk (High Yield Municipal Fund) — Although junk bonds generally pay higher rates of interest than investment grade bonds, junk bonds are high risk investments that may cause income and principal losses for the Fund. The major risks of junk bond investments include:

●	Junk bonds may be issued by less creditworthy issuers. Issuers of junk bonds may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of junk bond holders, leaving few or no assets available to repay junk bond holders.

●	Prices of junk bonds are subject to extreme price fluctuations. Adverse changes in an issuer’s industry and general economic conditions may have a greater impact on the prices of junk bonds than on other higher rated fixed-income securities.

●	Issuers of junk bonds may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments, or the unavailability of additional financing.

●	Junk bonds frequently have redemption features that permit an issuer to repurchase the security from the Fund before it matures. If the issuer redeems junk bonds, the Fund may have to invest the proceeds in bonds with lower yields and may lose income.

●	Junk bonds are considered speculative and may be less liquid than higher rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the junk bond market, and there may be significant differences in the prices quoted for junk bonds by the dealers. Because they are less liquid, judgment may play a greater role in valuing certain of the Fund’s securities than is the case with securities trading in a more liquid market.

●	The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

The credit rating of a high yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.

Comment No. 5: Please disclose that the Fund will consider, to the extent it invests in underlying funds, the concentration of the underlying fund to ensure that the Fund is in compliance with its fundamental investment policy relating to its concentration of investments.

Response: The Fund notes that it does not currently invest in affiliated investment companies. The Trust will add the following disclosure with respect to the Fund, which it believes is consistent with policies of other registered investment companies:

With respect to the fundamental policy relating to the concentration of investments set forth in (2) above, the Ultra Short Fund intends to include its investments in securities of other industry-specific investment companies for purposes of calculating the Fund’s industry concentration, to the extent practicable.

Very truly yours,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

Enclosures

cc:	Rose F. DiMartino, Willkie Farr & Gallagher LLP

Neesa Sood, Willkie Farr & Gallagher LLP